April 23, 2020
Via EDGAR
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Michael Volley
Staff Accountant
Office of Financial Services

Re: Encore Capital Group, Inc.
Form 10-K
Filed February 26, 2020
File No. 000-26489
Dear Mr. Volley:
We refer to your letter dated April 9, 2020 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the fiscal year ended December 31, 2019 of Encore Capital Group, Inc. (the “Company” or the “Registrant”). Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in your letter immediately preceding our response thereto.
Form 10-K filed February 26, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Purchases and Collections
Cabot (Europe), page 29
1. We note your disclosure on page 30 regarding the “co-investment agreements” you entered into during the fourth quarter of 2019 and the $9.3 million gain recognized on the sale of certain portfolios related to these agreements. Please revise future filings to discuss any:
•material terms, conditions, and obligations under the agreements, and
•material impact on your liquidity, capital resources or results of operations, including any trends and uncertainties.
In addition please file these agreements as an exhibit or tell us why they are not required.
Refer to Item 601(b)(10) of Regulation S-K.
Response:
In order to capture the increasingly attractive purchasing opportunities while maintaining a deleveraging profile in Europe, in the fourth quarter of 2019, we entered into co-investment agreements with third-party investors that enable us to share a portion of the investment with co-investors while we retain the role as the lead servicer for the portfolios.

Pursuant to the co-investment agreements, we source potential portfolio acquisition opportunities and present those opportunities that meet certain eligibility criteria to our co-investors. The co-investor can elect to acquire a percentage of the purchase, with such percentage to be mutually agreed on a portfolio-by-portfolio basis. We are not obligated to provide any specified amount of purchasing opportunities and the co-investor is not obligated to make an investment. These arrangements did not and are not expected to have a material impact to our liquidity, capital resources or operations.
At the beginning of one of the co-investment agreements in the fourth quarter of 2019 (to enable the co-investor to immediately participate instead of waiting for future purchases) we sold certain portfolios we already owned to the co-investment partner and as a result recognized a one-time gain of $9.3 million on the transfer of those financial assets. We do not expect to have similar transfers in the future related to portfolios that we already own in connection with our co-investment agreements. We expect that future transactions will relate to purchases of new portfolios and would not result in the recognition of gains or losses.
We believe these agreements are made in the ordinary course of our business and ordinarily accompany the kind of business conducted by the Company. Further we do not believe that our Company is substantially dependent on these agreements. As such we believe that we are not required to file these agreements pursuant to Item 601(b)(10) of Regulation S-K. If any of these arrangements become material to us in the future, we will discuss the material terms, conditions, obligations and impacts in the appropriate filings.

Notes to Consolidated Financial Statements
Note 1. Ownership, Description of Business, and Summary of Significant Accounting Policies - Recent Accounting Pronouncements, page F-8

2. We note your disclosure that upon adoption of ASU 2016-13, you will include expected recoveries of upfront court costs in the measurement of the investment in receivable portfolios at a discounted value. We also note that you provided us information related to court costs and accounting literature supporting your prior policy in your response to comment six in your letter dated September 14, 2012. Please tell us if the information is still accurate. If not, please clarify and specifically identify the accounting guidance that supports your new policy.
Response:
Consistent with the information we previously provided in our letter dated September 14, 2012, we have a right to reimbursement of certain upfront court costs incurred in conjunction with our pursuit of the collection of consumer receivables. Under our previous accounting policy, we treated upfront court costs as receivables from the borrowers, and we assess collectability each quarter. Interest income was not recorded from these costs as we were only entitled to recover our cost. Because court costs were incurred subsequent to acquiring the related defaulted loans, deferred court costs were outside the scope of ASC 310-30, Receivables - Loans and Debt Securities Acquired with Deteriorated Credit Quality (“ASC 310-30”), which applied to our purchased receivable portfolios. Because these reimbursable costs from the borrower were not within the scope of ASC 310-30, we accounted for them as receivables in accordance with ASC 310-10, Receivables – Overall separate and apart from the ASC 310-30 pool groups. Additionally, by the terms of the receivable contract, we are entitled to recover legal costs of collection from the borrower before applying any collection proceeds received to the unpaid principal balance (“UPB”) of the receivable. Accordingly, when payments were received from a borrower, we applied any cash flows received first to recover the reimbursable court costs and second to reduce the UPB. We used a loss rate approach to measure the collectability of deferred court costs assets and recorded an allowance for costs considered impaired.
ASC 326 requires the unit of account to be the individual loan, so upon adoption, we will no longer have pools of receivables measured as a single unit as we did under ASC 310-30 (see ASC 326-20-30-13, where the unit of account for purchased financial assets with credit deterioration is addressed). As a result, there will no longer be a difference in the unit of account between the receivables purchased and receivables for court costs. Upon adoption of ASC 326, we will account for the amounts due from the borrower from the purchased receivable balance as well as the reimbursable court costs as a single unit of account. Additionally, upon adoption of ASC 326, we will adopt a write-off policy where individual consumer contracts are written-off when deemed uncollectible, consistent with ASC 326-20-35-8. We did not historically have a write-off policy for purchased receivable balances, since they were accounted for in pools. After uncollectible receivable balances are written-off, we will establish a negative allowance for all cash flows expected to be recovered from the borrower of the written-off receivables on a discounted basis in accordance with ASC 326-20-30-1. As the receipts from the individual consumer include all cash flows contractually owed, management believes there should be no differentiation between recovery of reimbursable court costs and collection of the outstanding receivable balance. Therefore 100% of all cash proceeds expected are considered in the lifetime forecasts of remaining collections.
Prior to the adoption of ASC 326, the deferred court costs, net balance (“DCC Balance”) represented an undiscounted value of recoverable historic spend as a result of a loss-rate methodology. ASC 326 does not specify the model that must be used to measure expected credit losses, and a discounted cash flow method is referenced as an acceptable method (see ASC 326-20-30-3). We do not believe it is appropriate to have two different measurement models for receivables to the same borrower that are related, so upon adoption of ASC 326, the method of measuring expected losses or recoveries for the reimbursable court costs will change from a loss-rate model to a discounted cash flow model. In addition, this treatment aligns with our competitors, which will benefit users of our financial statements.
At the time of transition, the combination of the change in the unit of account to receivables, the application of a write-off policy to uncollectible receivables, and the measurement of a negative allowance using a discount cash flow approach will result in a change in the amount recognized on the balance sheet for the reimbursable court costs of approximately $40 million to $50 million that will be recognized as an adjustment to opening retained earnings in accordance with ASC 326-10-65-1c. This difference is primarily driven by discounting of the cash flows. Because we purchase charged-off credit card receivables at deep discounts, the discount rate used in the discounted cash flow analysis is high, which produces an adjustment that is large relative to the undiscounted DCC Balance at transition.

Also, please tell us:
•when you recognize an amount for expected recoveries of upfront court costs in your receivables portfolio. For example, do you include these cash flows in your initial estimate of cash flows at acquisition, when court costs are paid, etc.,
Response:
When measuring the negative allowance, we forecast the cash flows expected to be recovered based on our best estimates for each identified pool of receivables that share similar risk characteristics. These estimates include assumptions about the percentage of receivables that will be collected through the legal channel, as well as the expected recovery amounts from that channel. Under no circumstances will we recognize a negative allowance for amounts that exceed the total amortized cost basis of the amount written-off. Once the costs have been incurred and are reimbursable, these amounts effectively increase the amount due from the borrower and are written-off when the loans are deemed uncollectible. On a quarterly basis, we will update our forecasts of amounts we expect to collect and adjust the negative allowance accordingly. This will include adjustments for changes in the expected collection channel and the timing and amounts expected to be recovered from each channel.

•how the cash flows impact your income recognition on your receivables portfolio,
Response:
After adoption of ASC 326, upon purchase of a portfolio, the initial effective interest rate will be calculated using forecasts of expected future recoveries, inclusive of all collection channels and the expected timing and recovery rates from each channel (including the legal channel) by pools of receivables that share similar risk characteristics in accordance with ASC 326-20-30-4.

Once the effective interest rate is established for a pool (i.e., either at transition, or prospectively upon purchase), the rate will remain unchanged. We intend to recognize accretion of the discount (i.e., time value of money) at this effective interest rate as revenue from receivable portfolios. Changes in expected future cash flows will not affect accretion, but rather will be recognized as changes in expected recoveries.

•whether you would include expected recoveries of upfront court costs only in situations where you expect to collect the full unpaid principal balance, and
Response:
We do not forecast expectation of collecting the full unpaid principal balance upon acquisition, and we have historically only collected a relatively small percentage of the total UPB. As noted above, when reimbursable court costs are incurred, the borrowers balance is effectively increased and written-off, as they are deemed uncollectible at the loan level. We then forecast the total amount of cash flows expected to be collected by pool groups of receivables with similar risk characteristics (inclusive of all collection channels and the amounts and timing of expected recoveries for each collection channel) and recognize a negative allowance for the amounts we expect to recover from the pool of receivables.

•if you believe these amounts represent expected recoveries of amounts previously written off as used in ASC 326.
Response:
Yes. As stated above, 100% of all cash flows expected to be collected are considered in the cash flow forecasts, including recoveries of reimbursable court costs. As noted above, we write-off loans deemed uncollectible, and we establish a negative allowance for the amounts expected to be collected for pools of receivables with similar risk characteristics. Since reimbursable court costs will essentially increase the receivable balance and be written-off in accordance with our write-off policy, these amounts will be eligible for inclusion in a negative allowance in accordance with ASC 326-20-30-1.

Lastly, please provide us example journal entries with supporting commentary illustrating your new accounting policies.
Response:
Journal entry illustrations:
This example assumes we acquired a receivable portfolio for $5 million (UPB of $50 million). The total estimated collections at the time of purchase was $10.7 million.

The entries recognized at the time of purchase are illustrated below:

($ in millions)	Dr.	Cr.
Investment in receivable portfolios	$50.0
Allowance for credit loss		$26.8
Noncredit discount		$18.2
Cash		$5.0
To record initial recognition of purchased credit deteriorated receivables
Allowance for credit loss	$26.8
Noncredit discount	$18.2
Provision adjustment	$5.0
Investment in receivable portfolios		$50.0
To write-off individual accounts deemed uncollectable
Negative allowance (investment in receivable portfolios)	$5.0
Provision adjustment		$5.0
To establish negative allowance based on expected future recoveries, including recoveries from the legal channel

Subsequent to acquisition, these are the typical entries that will be recorded quarterly:

	Dr.	Cr.
Negative allowance (investment in receivable portfolios)	$ XXX
Revenue from receivable portfolios		$ XXX
To recognize accretion of time value of money during the period

Cash	$ XXX
Negative allowance (investment in receivable portfolios)		$ XXX
To record cash collections from borrowers

Changes in expected recoveries / Negative allowance	$ XXX
Negative allowance / Changes in expected recoveries		$ XXX
To true-up negative allowance for current period performance adjustment and reforecasting of cash flows

The following entry assumes $1.0 million of court cost expenditures during a quarter. There will also be a series of hypothetical journal entries, if accruing, to recognize court costs reimbursable from the borrower and to write-off these individual accounts deemed to be uncollectible per our write-off policy which will ultimately net to zero. We will not include the increase and write-off of these reimbursable court costs in our rollforward disclosure, as it doesn’t provide meaningful information to the users of our financial statements:

($ in millions)	Dr.	Cr.
Court cost expense	$1.0
Cash		$1.0

3.  We note your disclosure that upon adoption of ASU 2016-13, an adjustment will be made to retained earnings to reflect the net change from an undiscounted to discounted value prior to writing-off uncollectible court costs and that the decrease to opening retained earnings is estimated to be between $40 and $50 million. Please tell us in detail how you calculated the estimated decrease to opening retained earnings.
Response:
Please refer to our response to question 2 above.

***
The Company hereby acknowledges that:
•the Company and its management are responsible for the accuracy and adequacy of the disclosure in the filing;
•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Jonathan Clark
Jonathan Clark
Executive Vice President
Chief Financial Officer